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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date: June 11, 2003
Commission File Number 001-31528

IAMGold Corporation

(Translation of registrant's name into English)

220 Bay Street, 5th Floor
Toronto, Ontario M5J 2W4, Canada
Tel: (416) 360-4710

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F     ☐                             Form 40-F    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes    ☐                             No    ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION
By:	/s/ LARRY E. PHILLIPS Larry E. Phillips Vice-President, General Counsel & Corporate Secretary

Date: June 11, 2003

2

IAMGOLD Corporation 220 Bay Street, 5th Flr, Toronto, Ontario, Canada M5J 2W4 Ph: 416 360 4710 Fx: 416 360 4750 Toll free: 1 888 IMG 999 E-mail: info@iamgold.com website: www.iamgold.com

TSX Trading Symbol:	IMG
AMEX Trading Symbol:	IAG
52 Week Trading Range:	CDN $4.01 — $8.24
Total Shares Outstanding:	143.7 million
Fully Diluted:	150.7 million

FOR IMMEDIATE RELEASE: JUNE 11, 2003	No. 11/03

IAMGOLD ANNOUNCES NEW JVs AND
EXPLORATION RESULTS

Toronto, Ontario, June 11, 2003 — IAMGOLD Corporation ("IAMGOLD" or "the Company") (TSX:IMG, AMEX:IAG) is pleased to report results from drilling on five of its exploration projects in South America and West Africa and to announce a joint venture agreement with AngloGold on the company's Moeda project in Brazil.

Since March of this year, IAMGOLD has carried out five drill campaigns on properties in Senegal, Ecuador and Argentina. It is anticipated that a further three drill projects with joint venture partners Gold Fields and AngloGold will start in the second half of the year.

EXPLORATION JOINT VENTURES

In keeping with the company's strategy, IAMGOLD now has four exploration JVs in South America: two in Brazil with AngloGold Brazil, one in Ecuador with Gold Fields Chile and one in Argentina with Golden Peaks Resources Ltd. Discussions are also being held with majors regarding two other JVs. Exploration expenditures by our JV partners in 2003 are likely to be in the order of US$2 million.

Gandarela (Moeda) J.V. with AngloGold (Brazil)

IAMGOLD and AngloGold Brazil Ltda. have agreed to enter into a joint venture on the Moeda project in Brazil. This joint venture, referred to as the Gandarela JV, covers some 120 square kilometres of the Gandarela syncline in the Iron Quadrangle district of Minas Gerais State. The exploration target of the JV is the gold-bearing conglomerates of the Moeda Formation. These conglomerates are similar to the gold producing conglomerates of the Witwatersrand in South Africa and the Moeda Formation has been a producer of gold in the past.

The land package in the JV is held by IAMGOLD under separate option agreements with the landowners. Inferred resources of more than one million ounces of gold have been estimated by earlier workers on the properties. The objective of the JV exploration program is to demonstrate that the laterally-extensive Moeda Formation has the potential to host a major gold deposit. It is anticipated that a 6,000 m diamond drilling program will commence in July.

Under the terms of the agreement, AngloGold can earn a 50% interest in the project by spending US$6 million within a four year period. By continuing to sole-fund the project beyond US$6 million, AngloGold may increase its equity by an additional 5% for each US$5 million of expenditure, to a maximum of an additional US$20 million, equivalent to an equity of 70%. At the discretion of IAMGOLD, AngloGold may increase its equity from 70% to 75% by spending a further US$10 million.

Tocantins JV with AngloGold (Brazil)

IAMGOLD continues to manage the Tocantins JV in which exploration is funded equally by IAMGOLD and AngloGold. The JV contains exploration concessions that cover an area of 3,000 km2 over the Almas greenstone belt in the State of Tocantins in north-central Brazil. The exploration budget for the Tocantins JV for 2003 is US$0.9 million.

Work is nearing completion on the delineation of shallow drill targets on the northern extension of the Chapada prospect and a drill program is anticipated to commence in the second half of the year.

The Nova Prata target is also approaching drill-stage. Detailed mapping and sampling of pits dug by local miners has revealed that gold-bearing quartz veins are concentrated in a shear zone near the contact between greenstone rocks and stocks of quartz-diorite. The geometry of the mineralized zones is being modeled and drill targets will be selected on completion of this work.

Condor JV with Gold Fields Chile (Ecuador)

The Condor JV, between IAMGOLD and Gold Fields Chile Ltda. announced on March 31, 2003, covers the southeastern part of Ecuador. Exploration in the JV area is progressing rapidly and drilling of the first of the targets, the El Mozo property (which is held under option agreement with Minera Cachabi), will commence in June.

Three targets will be explored in the first phase of drilling, all spatially related to a rhyolite dome where earlier workers encountered gold mineralization.

The first target area is characterized by a resistivity high and weak induced polarization (IP) anomaly interpreted to represent sulphides at depth beneath the oxidized zone.

The second target underlies an area where soil geochemistry and rock-chip sampling show elevated gold values (up to 3.5 g/t (grams per tonne) gold in rock-chip samples) in altered rocks. A moderately strong IP anomaly coincides with the target area.

The third target, as interpreted from drill core from earlier drilling and from IP data, consists of mineralization that possibly occurs in flat-lying mantos.

Eight core holes are planned for this first phase of drilling, which will total 1,500m.

Work is also progressing on the identification of drill targets at Cañicapa (held under option agreement with International Minerals Corporation).

Golden Peaks Resources Ltd. JV (Argentina)

IAMGOLD has signed JV agreements with Golden Peaks Resources Ltd. on properties in Rio Negro province, Argentina, whereby the latter will carry out and fund exploration to earn a 50% interest in the properties.

EXPLORATION RESULTS

Bambadji, Senegal

On the Bambadji project in Senegal a 186 hole / 12,000 metres reverse circulation drill program was completed in May. The drilling followed up earlier programs on the BA, GF, Boto 2 and 5, and KB East targets. Encouraging results were obtained from the BA and GF zones.

At BA, the targets tested were adjacent to trenches 5 and 13 which had earlier returned results of 22 metres averaging 1.9 g/t gold and 30 metres averaging 2.9 g/t gold respectively. (Reported in Press Release of March 31, 2003).

The 2003 drilling campaign at the Trench 5 zone of BA consisted of 2,565m in 27 RC holes, testing a strike length of 675 metres and a vertical depth of 90 metres (maximum). Multiple zones of mineralization, ranging from 2 to 42 metres in length and averaging above 1 g/t gold, were encountered in the drill holes. The best intersections are shown in Table 1 and a cross section is shown in Figure 1.

TABLE 1
BA-Trench 5 Zone
Best RC Drill Results

Section	Hole #	From (m)	To (m)	Length (m)	Grade (g/t gold)
0 + 00	RC2102	51	59	8	5.2

	RC2105	56	62	6	2.1
0 + 25S	RC2105	66	76	10	16.1*
	RC2106	48	77	29	4.7

	RC2169	82	92	10	2.1
	RC2159	56	98	42	3.8
0 + 75S	RC2107	48	56	8	3.4
	RC2160	12	22	10	2.4
	RC2160	64	90	26	1.8

	RC2171	62	74	12	2.8
1 + 00S	RC2171	90	104	14	1.2
	RC2171	108	116	8	1.5

	RC2156	34	40	6	2.0
1 + 35S	RC2158	0	6	6	6.0

* One assay at 30.8 g/t gold.

The best results were recorded in the 135 metre strike length to the south of Trench 5. Some of the values from drill holes were significantly higher than those recorded from Trench 5, notably 10 metres averaging 16.1 g/t, 29 metres averaging 4.7 g/t and 42m averaging 3.8 g/t. These results, some of the best ever obtained on the Bambadji project, are very encouraging. However, continuity along strike beyond the 135 metre strike length referred to above has not been demonstrated. This may be due to the effects of folding and/or faulting, both of which occur in the area but which are not fully understood. Core from a future diamond drilling program (only RC drilling has been carried out on this zone to date) and more detailed mapping should assist in the interpretation.

In the Trench 13 zone at BA, which lies 800 metres to the south west of Trench 5, follow-up RAB drilling in 2002 on two fence lines north and south of the trench intersected various zones of good mineralization. (See Table 2)

TABLE 2
BA-Trench 13 Zone
Best RAB Drill Results

Hole #	From (m)	To (m)	Length (m)	Grade (g/t gold)
RAB 2147	11	21	10	5.0
RAB 2148	9	25	16	6.5
RAB 2149	3	25	22	4.4
RAB 2154	4	16	12	5.8
RAB 2155	4	10	6	7.8

The 2003 RC drill program on the Trench 13 zone consisted of 1545 metres in 23 holes on six section lines in order to follow-up on the encouraging RAB results. This program produced good results from a hole below Trench 13, notably 36m averaging 3.7 g/t, and 50 metres to the north of the trench (28 metres averaging 2.0 g/t). The best results are shown in Table 3 and a cross section is shown in Figure 2.

TABLE 3
BA-Trench 13 Zone
Best RC Drill Results

Section	Hole #	From (m)	To (m)	Length (m)	Grade (g/t gold)
	RC2092	6	30	24	1.5
	RC2092	58	64	6	2.0
	RC2152	8	16	8	2.1
	RC2152	26	54	28	2.0
0 + 50N	RC2152	66	72	6	3.2
	RC2091	26	32	6	2.5
	RC2101	18	28	10	3.2
	RC2101	36	44	8	2.3

0 + 25N	RC2085	48	62	14	5.0

0 + 00	RC2084	10	46	36	3.7

Although individual intersections are very encouraging at the Trench 13 zone, continuity along strike has not been established. This will be an objective of the next drill program.

In the GF area, the association of a 1.3 kilometre long geochemical anomaly with a major shear zone and strong albite alteration led to an initial RAB drill program in late 2002 which gave some encouraging results. The best results were 20 metres averaging 2.8 g/t and 16 metres averaging 2.5 g/t. In 2003, these results were followed up by a program of RC drilling (10 holes). Relatively low grade (1 to 1.5 g/t) gold mineralization over narrow intercepts (generally 2 metres) was encountered. The best intersection was 6 metres averaging 8.9 g/t.

Seven hundred metres to the south of the above zone an area of termite mound samples with anomalous gold values was tested by nine RC holes (590 metres). A number of short zones (generally 2 to 6 metres) averaging between 1 and 2 g/t were intersected. The best intersections were 30 metres averaging 2.1 g/t, 10 metres averaging 2.2 g/t, 8 metres averaging 3.2 g/t and 12 metres averaging 2.3 g/t. These higher values, along with the promising results from BA, warrant further follow-up. The company is in discussion with potential joint venture partners.

Quimsacocha, Ecuador

A 2,573 metre drilling program was completed on the Quimsacocha project in June 2003. Five core holes were completed and one hole abandoned due to technical problems. Drilling focused on time domain electromagnetic (TEM) anomalies interpreted to be conductive zones related to massive sulphide replacement bodies at depth. Results for the first two boreholes have been received

In the first hole gold mineralization was intersected in a sulphide-rich zone of silicic alteration. This 43 metre zone averaged 1.4 g/t gold, 16 g/t silver and 0.2% copper.

A second zone of strong alteration in this hole assayed 0.5 g/t gold and 0.25% copper over a length of 109 metres.

The second borehole was drilled 420 metres northwesterly from the first and intersected silicic alteration, which assayed 0.2 g/t gold, 6.6 g/t silver and 0.3% zinc.

Of the results for the two holes for which assays have been received to-date, the gold values are not of an economic grade at the depths encountered (from 130 to 230 metres below surface) but the results are encouraging because the mineralization and alteration are consistent with the fact that there is an exceptionally large, complex hydrothermal system underlying Quimsacocha. This system is manifest at surface in the form of widespread alteration and scattered gold and copper mineralization in the fairly poorly exposed and infrequent outcrops. In the drilling (both by IAMGOLD and earlier workers), the large hydrothermal system is indicated by the thick zones (sometimes measured in hundreds of metres) of intense clay alteration with cores of strong silica alteration, much of which is not only carrying significant amounts of gold but which is highly anomalous in copper, mercury and bismuth. The mineralization is spatially associated with the margins of an intrusive body.

Assay results will be awaited from the other three drillholes recently completed before a decision is taken on the next stage of exploration. The data provided from the TEM geophysical survey and the logging of alteration and mineralization zonation in the drill core may lead to the identification of higher grade mineralization.

Norcay, Ecuador

Diamond drilling commenced on the Norcay property in mid-May. A 2000 metre (13 holes) program is planned to test a number of quartz and carbonate veins which at surface have recorded high gold assays (up to 60 g/t over one metre)

The drilling is still in progress and the assay results are expected shortly.

Retazos

The latest phase of drilling at Retazos was to test a revised geological model for the mineralization. Two thousand metres of core drilling have been completed and all assays received. At Zaruma Urcu, to the west of the old Portovelo mine (the largest contributor to the 4.5 million ounces produced from the Portovelo-Zaruma mining district) two holes were drilled from surface to intersect a vein system postulated to exist on the basis of trace element geochemistry. A vein was intersected in both holes but assay results were low (best intersection was 0.1 g/t gold and 29 g/t silver over 3.1 metres).

At the southern end of the Abundancia vein, the most prolific single producer in the district, three core holes were drilled from underground. The target was an extension of the vein in a zone which had not previously been tested by drilling or underground workings. The target zone was based on the identification of a combination of favourable structure, rock type and alteration type. Two of the three holes drilled on the Abundancia vein intersected a previously unknown mineralized double vein system. The assay results were generally low (best value: 8.8 g/t gold over 1.6 metres).

The drill results at Zaruma Urcu and the southern Abundancia vein show that the exploration model developed for the Portovelo-Zaruma district is valid. A joint venture partner will be sought to continue exploration.

La Esperanza (Cerro Tornillo), Argentina

A diamond drilling program totaling 2,238 meters (11 holes) was undertaken at the Cerro Tornillo target, on La Esperanza property in Patagonia.

Previous drilling on the property targeted breccia bodies at Cerro Guanaco and vein structures extending to the north of Cerro Guanaco. Gold values found in the veins and in the breccias intercepted in the drilling program did not confirm the higher grades found both in surface and shallower holes. No further drilling in the Cerro Guanaco area is planned.

The most recent drill program was concentrated at Cerro Tornillo and the target was a postulated diatreme intrusion lying beneath silicified sediments and tuffs.

The drilling successfully demonstrated the existence of a diatreme breccia which contained anomalous values of volatile elements such as mercury, arsenic and antimony which can be indicators of gold mineralization. However, gold values in the drillholes were low, the best being 0.4 g/t over 3 metres. A JV partner will be sought to continue exploration on the property.

The above exploration projects and results have been reviewed by Dennis Jones, Vice-President Exploration for IAMGOLD who is a Qualified Person as defined in National Instrument 43-101. All assays were performed by fire assays at accredited laboratories.

IAMGOLD is a leading mining, exploration, and development company. Its principal assets, located in West Africa include, a 38% stake in the Sadiola gold mine, a 40% stake in the Yatela gold mine, both located in Mali and an 18.9% stake in the Tarkwa and Damang gold mines in Ghana. IAMGOLD also has a diverse royalty portfolio, which includes a 1% royalty interest in the Diavik Diamond Project in Canada. The Company is currently exploring highly prospective ground in Africa and South America.

For further information please contact:
Dennis Jones, Vice-President Exploration,
Tel: 416 360 4721    Fax: 416 360 4750    Toll free: 1 888 IMG 9999

Please note:
This entire press release including figures/drawings may be accessed via fax, e-mail, IAMGOLD's website at
www.iamgold.com and through Canada Newswire's website at www.newswire.ca
All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov
If you wish to be placed on IAMGOLD's e-mail press release list please contact us at
info@iamgold.com

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

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SIGNATURES
TABLE 1 BA-Trench 5 Zone Best RC Drill Results
TABLE 2 BA-Trench 13 Zone Best RAB Drill Results
TABLE 3 BA-Trench 13 Zone Best RC Drill Results